# Crowdmed

## PROFIT AND LOSS
January - December 2018

| | JAN - MAR, 2018 | APR - JUN, 2018 | JUL - SEP, 2018 | OCT - DEC, 2018 | TOTAL |
|---|---|---|---|---|---|
| **Income** | | | | | |
| Sales Income | 37,263.34 | 37,750.73 | 29,534.23 | 28,713.96 | $133,262.26 |
| **Total Income** | **$37,263.34** | **$37,750.73** | **$29,534.23** | **$28,713.96** | **$133,262.26** |
| **Cost of Goods Sold** | | | | | |
| Panel Expense | 11,069.81 | 4,576.24 | 9,392.57 | 4,216.60 | $29,255.22 |
| Patient Refund | 898.28 | 1,390.12 | | | $2,288.40 |
| **Total Cost of Goods Sold** | **$11,968.09** | **$5,966.36** | **$9,392.57** | **$4,216.60** | **$31,543.62** |
| **GROSS PROFIT** | **$25,295.25** | **$31,784.37** | **$20,141.66** | **$24,497.36** | **$101,718.64** |
| **Expenses** | | | | | |
| Advertising | | | | | $0.00 |
| Facebook | 4.95 | | | | $4.95 |
| Google | 534.33 | 467.08 | 250.69 | 234.66 | $1,486.76 |
| **Total Advertising** | **539.28** | **467.08** | **250.69** | **234.66** | **$1,491.71** |
| Auto/Fuel | | | | 98.88 | $98.88 |
| Bank Charges | 767.29 | 537.24 | 540.91 | 562.46 | $2,407.90 |
| Contractor | | 89.97 | 89.97 | 89.97 | $269.91 |
| Clara | 897.00 | 897.00 | 897.00 | 598.00 | $3,289.00 |
| Kevin Manning | 1,860.00 | 4,280.00 | 8,780.00 | 8,760.00 | $23,680.00 |
| Lead Genius/Mobileworks | 3,097.50 | 3,570.00 | 3,202.50 | 3,430.00 | $13,300.00 |
| Mandy Musselwhite | 3,000.00 | 2,462.50 | 3,000.00 | 3,612.50 | $12,075.00 |
| Marketmeguru | 6,955.00 | 4,895.00 | 10,420.00 | 15,735.00 | $38,005.00 |
| MSB Endeavors | 2,525.00 | 3,200.00 | 2,975.00 | 2,525.00 | $11,225.00 |
| **Total Contractor** | **18,334.50** | **19,394.47** | **29,364.47** | **34,750.47** | **$101,843.91** |
| Dues & Subscriptions | 225.00 | 225.00 | 1,250.00 | 225.00 | $1,925.00 |
| education/training | 158.61 | | | | $158.61 |
| Employee | | | | | $0.00 |
| Health Insurance | -522.94 | 5,187.28 | 2,246.90 | 2,688.33 | $9,599.57 |
| Lee | 30,000.00 | 30,000.00 | 30,000.00 | 15,000.00 | $105,000.00 |
| Payroll Fee | 0.11 | 1,055.00 | | 65.00 | $1,120.11 |
| Payroll Tax Expenses | 4,879.11 | 4,582.16 | 4,583.44 | 3,437.85 | $17,482.56 |
| Thorne | 30,000.00 | 30,000.00 | 30,000.00 | 30,000.00 | $120,000.00 |
| **Total Employee** | **64,356.28** | **70,824.44** | **66,830.34** | **51,191.18** | **$253,202.24** |
| Employee Perks | 70.00 | | | | $70.00 |
| Entertainment | 59.94 | 59.94 | 2,459.94 | 59.94 | $2,639.76 |
| Groceries | 130.66 | 59.11 | 21.94 | 71.25 | $282.96 |
| Healthcare | | | | 149.00 | $149.00 |
| Insurance | 22.50 | 83.00 | 11,410.57 | | $11,516.07 |
| Insurance - Worker's Comp | | 271.00 | | | $271.00 |
| Marketing | 2,235.00 | 1,085.50 | 1,690.00 | 316.00 | $5,326.50 |
| Conference | | 724.00 | | 2,931.79 | $3,655.79 |
| General | | 135.00 | 135.00 | | $270.00 |
| **Total Marketing** | **2,235.00** | **1,944.50** | **1,825.00** | **3,247.79** | **$9,252.29** |
| Office Expenses | 265.56 | 186.97 | 1,292.71 | 117.73 | $1,862.97 |

| | JAN - MAR, 2018 | APR - JUN, 2018 | JUL - SEP, 2018 | OCT - DEC, 2018 | TOTAL |
|---|---|---|---|---|---|
| PayPal Fee | 260.05 | 82.27 | 50.34 | 35.10 | $427.76 |
| Professional Fees | | | | | $0.00 |
| Bookkeeping | 1,936.40 | 1,846.90 | 1,620.00 | 770.00 | $6,173.30 |
| Legal | 531.25 | 3,052.25 | 2,932.25 | 2,121.75 | $8,637.50 |
| **Total Professional Fees** | **2,467.65** | **4,899.15** | **4,552.25** | **2,891.75** | **$14,810.80** |
| Restaurants/Dining | 1,392.78 | 640.21 | 1,277.92 | 695.45 | $4,006.36 |
| Shipping/Transport | 277.94 | 320.33 | 272.73 | 210.32 | $1,081.32 |
| Software | 3,788.43 | 3,931.13 | 3,880.95 | 4,778.39 | $16,378.90 |
| Stationery & Printing | | | | 142.54 | $142.54 |
| Supplies | 174.81 | 101.20 | 90.93 | 32.63 | $399.57 |
| Taxes & Licenses | 1,350.00 | | | | $1,350.00 |
| Taxes (Fed/State/City) | 294.00 | 1,873.55 | | 915.83 | $3,083.38 |
| Telephone Services | 1,423.02 | 2,100.16 | 1,863.83 | 1,151.80 | $6,538.81 |
| Transportation | 1,715.75 | 1,792.63 | 1,220.82 | 362.09 | $5,091.29 |
| Travel | 1,669.73 | 3,012.32 | 2,695.15 | 924.35 | $8,301.55 |
| Travel Meals | 55.90 | 38.85 | 135.11 | 60.81 | $290.67 |
| Video Conferencing | 44.97 | 29.98 | 44.97 | 44.97 | $164.89 |
| Web Hosting | 3,364.14 | 3,590.51 | 3,456.08 | 3,149.25 | $13,559.98 |
| Blue Host | | | 335.04 | 149.00 | $484.04 |
| **Total Web Hosting** | **3,364.14** | **3,590.51** | **3,791.12** | **3,298.25** | **$14,044.02** |
| Web Services | | 515.02 | 977.94 | 1,192.28 | $2,685.24 |
| Amazon | 579.46 | 1,124.43 | 829.16 | 788.58 | $3,321.63 |
| DNSimple | 9.00 | 9.00 | 9.00 | 9.00 | $36.00 |
| General | 56.96 | 264.05 | 75.56 | 100.87 | $497.44 |
| Github | 123.00 | 123.00 | 198.00 | 198.00 | $642.00 |
| Hellofax Hellosign | 62.00 | | | | $62.00 |
| Linked In | 168.78 | 174.51 | 259.05 | 345.40 | $947.74 |
| Salesforce | 675.00 | 675.00 | 675.00 | | $2,025.00 |
| Sendgrid | 59.85 | 62.49 | 63.81 | 63.81 | $249.96 |
| Zendesk | 345.00 | | | | $345.00 |
| **Total Web Services** | **2,079.05** | **2,947.50** | **3,087.52** | **2,697.94** | **$10,812.01** |
| **Total Expenses** | **$107,522.84** | **$119,412.54** | **$138,210.21** | **$108,950.58** | **$474,096.17** |
| NET OPERATING INCOME | $ -82,227.59 | $ -87,628.17 | $ -118,068.55 | $ -84,453.22 | $ -372,377.53 |
| NET INCOME | $ -82,227.59 | $ -87,628.17 | $ -118,068.55 | $ -84,453.22 | $ -372,377.53 |